Exhibit 99.1

Sundial Growers to Announce Second Quarter 2021 Financial Results on August 12, 2021

CALGARY, AB, Aug. 3, 2021 /CNW/ - Sundial Growers (NASDAQ: SNDL) ("Sundial") announced today that it will release its second quarter financial results ended June 30, 2021 after market close on August 12, 2021.

Following the release of its second quarter financial results, Sundial will host a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on August 13, 2021.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20210813.html

REPLAY
The webcast archive will be available for three months via the link provided above.
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 7535#

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sundial-growers-to-announce-second-quarter-2021-financial-results-on-august-12-2021-301346670.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/03/c9033.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 03-AUG-21